Exhibit 99.1

BACHOCO ANNOUNCES FIRST QUARTER 2021 RESULTS

Celaya, Guanajuato, Mexico – April 29th, 2021

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter (“1Q21”) ending March 31, 2021. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2021 vs. 2020

•	Net sales increased 23.0% in 1Q21.
•	EBITDA margin was 15.1% in 1Q21 vs 6.0% in 1Q20.
•	Earnings per basic and diluted share were $3.50 in 1Q21 vs $3.61 in 1Q20.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “We continued observing a good balance between supply and demand which allowed us to achieve outstanding results in our first quarter of 2021, despite adjustments in sales volume, as a result of remaining COVID-19 confinement measures that had effects in some of the markets in which we compete.

Regarding our cost of sales, this quarter we observed the impact of higher raw materials prices in USD terms. Overall, our cost was 11.7% higher than the same quarter of 2020. However, the good balance between supply and demand previously mentioned, allowed us to translate some of that increase to our sales price while we keep doing efforts to also absorb part of that increase thru efficiencies in our processes as well.

Additionally, we have managed to keep our SG&A under control. For 1Q21 ours SG&A as percentage of sales was 8.5%, compared to the 10% recorded in the same period of 2020.

By keeping focus on the things we can control and by doing our best to manage external factors, we were able to achieve an EBITDA in 1Q21 of $2,913.4 million or 15.1% EBITDA margin. This compares to the $947.3 million and 6.0% margin reported for 1Q20.

We remain committed to our investors that we will keep a strong financial position while continuing to grow. As a result, we reported CAPEX of $555.7 million for the quarter which compares to the $292.7 million for the same period of 2020. This was achieved while generating a net cash position of $17,208.1 million by the end of 1Q21.

Unfortunately, the Covid-19 pandemic continues affecting not only México, but also economic conditions all around the world. Even if we did not observe material impacts in our operations or results during 1Q21, we are aware that conditions might change overnight. Therefore, we remain focused on reinforcing our internal capabilities, which will allow us to keep performing at our very best.”

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2020.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Net sales	19,357.6	15,738.4	3,619.2	23.0
Net sales in Mexico	14,629.4	11,067.6	3,561.8	32.2
Net sales in the U.S.	4,728.2	4,670.8	57.4	1.2

NET SALES BY SEGMENT
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Net sales	19,357.6	15,738.4	3,619.2	23.0
Poultry	16,983.9	14,162.8	2,821.1	19.9
Other	2,373.8	1,575.6	798.1	50.7

NET VOLUME SOLD BY SEGMENT

In tons			Change
	1Q21	1Q20	Volume	%
Total sales volume:	558,082	588,018	(29,935.7)	(5.1)
Poultry	416,978	457,167	(40,189.3)	(8.8)
Others	141,104	130,851	10,253.6	7.8

In 1Q21, the Company’s net sales totaled $19,357.6 million; $3,619.2 million or 23.0% more than $15,738.4 million reported in 1Q20. This was a result of better prices in our main business lines and higher volume sold in Others due to the integration of SASA.

In 1Q21, sales of our U.S. operations represented 24.4% of our total sales compared with 29.7% in 1Q20.

GROSS PROFIT
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Cost of sales	15,139.6	13,557.3	1,582.3	11.7
Gross profit	4,218.0	2,181.1	2,036.9	93.4
Gross margin	21.8%	13.9%	-	-

The cost of sales totaled $15,139.6 million, representing $1,582.3 million or 11.7% higher than $13,557.3 million reported in the same period of 2020. This increase was mainly driven higher raw material prices in dollar and in peso terms when compared to the same period of 2020.

The Company’s gross profit in 1Q21 was $4,218.0 million, with a gross margin of 21.8%. This result is higher when compared to a gross profit of $2,181.1 million and a gross margin of 13.9% reported in 1Q20.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos
	1Q21	1Q20	Change
	$	$	$	%
Total SG&A	1,637.3	1,572.7	64.6	4.1

Total SG&A expenses in 1Q21 were $1,637.3 million; $64.6 million or 4.1% more than the $1,572.7 million reported 1Q20. Total SG&A expenses, as a percentage of net sales, represent 8.5% in 1Q21 and 10.0% in 1Q20.

other income (expense), net
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Other income (expense), net	(21.8)	(4.5)	(17.3)	384.4

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

OPERATING INCOME
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Operating income	2,559.0	604.0	1,955.0	323.7
Operating margin	13.2%	3.8%	-	-

Operating income in 1Q21 totaled $2,559.0 million with an operating margin of 13.2%; higher than the operating income of $604.0 million and 3.8% operating margin reported in 1Q20. The increase in operating income is mainly attributed to higher revenues in our main business lines.

NET FINANCIAL INCOME
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Net Financial Income (Expense)	319.6	2,426.5	(2,106.9)	(86.8)
Financial Income	374.4	2,483.3	(2,108.9)	(84.9)
Financial Expense	54.8	56.8	(2.0)	(3.5)

In 1Q21, the Company reported net financial income of $319.6 million, compared to net financial income of $2,426.5 million reported in the same period of 2020. This lower financial income was a result of the depreciation of the Mexican peso of around 2% from 4Q20 to 1Q21 vs the depreciation of around 26% from 4Q19 to 1Q20.

TAXES FOR THE PERIOD
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Total Taxes	803.9	860.3	(56.4)	(6.6)
Income tax	524.7	910.5	(385.8)	(42.4)
Deferred income tax	279.2	(50.2)	329.4	(656.1)

Total taxes for the 1Q21 were $803.9 million, compared to $860.3 million in the same period of 2020.

NET INCOME
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Net income	2,074.6	2,170.2	(95.5)	(4.4)
Net margin	10.7%	13.8%	-	-
Non-Controlling Interest income	(25.8)	3.5	(29.3)	n/a
Net controlling interest income	2,100.4	2,166.6	(66.3)	n/a
Basic and diluted income per share[1]	3.50	3.61	(0.1)	n/a
Basic and diluted income per ADR[2]	42.02	43.34	(1.3)	n/a
Weighted average Shares outstanding[3]	599,835	599,843	-	-

1 In pesos

2 in pesos, an ADR is equal to twelve shares

3 In thousands of shares

The net income for 1Q21 was $2,074.6 million, representing a basic and diluted income of $3.50 pesos per share. This result compares to a net income of $2,170.1 million, which represented $3.61 pesos of basic and diluted income per share in 1Q20. Net margin for the 1Q21 was 10.7% compared to 13.8% reported in 1Q20.

EBITDA
In millions of pesos	1Q21	1Q20	Change
	$	$	$	%
Net controlling interest income	2,100.4	2,166.6	(66.3)	(3.1)
Income tax expense (benefit)	803.9	860.3	(56.4)	(6.6)
Result in associates	(25.8)	3.5	(29.3)	(830.2)
Net finance (income) expense	(319.6)	(2,426.5)	2,106.9	(86.8)
Depreciation and amortization	354.5	343.3	11.1	3.2
EBITDA	2,913.4	947.3	1,966.1	207.6
EBITDA Margin (%)	15.1%	6.0%	-	-
Net sales	19,357.6	15,738.4	3,619.2	23.0

EBITDA in 1Q21 reached $2,913.4 million, representing an EBITDA margin of 15.1%, compared to an EBITDA of $947.3 million in 1Q20 with an EBITDA margin of 6.0%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2021	Dec. 31, 2020	Change
	$	$	$	%
TOTAL ASSETS	59,877.1	58,475.0	1,402.1	2.4
Cash and cash equivalents	19,791.7	19,242.4	549.3	2.9
Accounts receivable	4,655.5	4,366.7	288.8	6.6
TOTAL LIABILITIES	13,612.9	14,548.2	(935.3)	(6.4)
Accounts payable	4,217.4	5,834.0	(1,616.6)	(27.7)
Short-term debt	1,119.0	1,251.7	(132.8)	(10.6)
Long-term debt	1,464.7	1,460.4	4.3	0.3
TOTAL STOCKHOLDERS’ EQUITY	46,264.3	43,926.8	2,337.5	5.3
Capital stock	1,174.2	1,174.3	(0.1)	(0.0)

Cash and equivalents as of March 31, 2021 totaled $19,791.7 million; $549.3 million or 2.9% higher than $19,242.4 million as of December 31, 2020.

Total debt as of March 31, 2021 totaled $2,582.6 million, compared to $2,712.1 million reported as of December 31, 2020.

Net cash as of March 31, 2021 was $17,209.1 million, compared to net cash of $16,530.2 million as of December 31, 2020.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2021	2020	Change
	$	$	$	%
Capital Expenditures	555.7	292.7	263.0	89.9

Total CAPEX for the 1Q21 was $555.7 million, which was mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of March 31, 2021
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$40,824

SHARE PRICE
	Mexican Stock Exchange				The New York Stock Exchange
	Ticker Symbol: Bachoco				Ticker Symbol: IBA
	In nominal pesos per Share				In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14
December	75.48	71.41	74.85	45.28	42.52	45.16
November	70.44	64.55	70.06	41.55	36.23	41.53
October	70.79	66.42	66.42	39.92	37.31	37.31

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $20.42 per USD $1.0, which corresponds to the rate at the close of March 31, 2021, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	March 31,	December 31,
In million pesos	2021	2021	2020*

TOTAL ASSETS	$2,932.3	59,877.1	58,475.0

Total current assets	1,656.3	33,821.0	32,586.0
Cash and cash equivalents	969.2	19,791.7	19,242.4
Total accounts receivable	228.0	4,655.5	4,366.7
Inventories	404.7	8,264.9	7,701.0
Other current assets	54.3	1,108.8	1,275.9

Total non current assets	1,276.0	26,056.1	25,889.0
Net property, plant and equipment	979.0	19,991.8	19,733.8
Other non current Assets	297.0	6,064.3	6,155.2

TOTAL LIABILITIES	$666.6	13,612.9	14,548.2

Total current liabilities	355.5	7,259.3	8,179.8
Notes payable to banks	54.8	1,119.0	1,251.7
Accounts payable	206.5	4,217.4	5,834.0
Other taxes payable and other accruals	94.2	1,922.9	1,094.1

Total long-term liabilities	311.1	6,353.6	6,368.4
Long-term debt	71.7	1,464.7	1,460.4
Other non current liabilities	48.7	993.8	1,033.0
Deferred income taxes	190.7	3,895.1	3,875.0

TOTAL STOCKHOLDERS' EQUITY	$2,265.6	46,264.3	43,926.8

Capital stock	57.5	1,174.2	1,174.3
Commission in shares issued	20.2	413.3	413.4
Retained earnings	2,104.1	42,965.2	40,874.4
Others accounts	55.3	1,129.5	855.5
Non controlling interest	28.5	582.1	609.2

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,932.3	59,877.1	58,475.0

* Audited

CONSOLIDATED STATEMENT OF INCOME

First Quarter Results, ended March 31st:

-Unaudited-

	U.S. Dollar
In millions pesos	2021	2021	2020
Net sales	$948.0	19,357.6	15,738.4
Cost of sales	741.4	15,139.6	13,557.3
Gross profit	206.6	4,218.0	2,181.1
SG&A	80.2	1,637.3	1,572.7
Other income (expenses), net	(1.1)	(21.8)	(4.5)
Operating income	125.3	2,559.0	604.0
Net finance income	15.7	319.6	2,426.5
Income tax	39.4	803.9	860.3
Net Income	$101.6	2,074.6	2,170.2

Non-controlling interest	(1.3)	(25.8)	3.5
Net controlling interest profit	102.9	2,100.4	2,166.6
Basic and diluted earnings per share	0.17	3.50	3.61
Basic and diluted earnings per ADR	2.06	42.02	43.34
Weighted average Shares outstanding[1]	599,835	599,835	599,843

EBITDA Result	$142.7	2,913.4	947.3

Gross margin	21.8%	21.8%	13.9%
Operating margin	13.2%	13.2%	3.8%
Net margin	10.9%	10.7%	13.8%
EBITDA margin	15.1%	15.1%	6.0%

[1] In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos

-Unaudited-

	U.S. Dollar	March 31,
	2021	2021	2020

NET MAJORITY INCOME BEFORE INCOME TAX	$141.0	2,878.5	3,030.5

ITEMS RELATING TO INVESTING ACTIVITIES:	21.1	431.8	336.5
Depreciation and others	23.3	476.6	433.3
Income (loss) on sale of plant and equipment	0.5	11.1	14.1
Other Items	(2.7)	(55.9)	(110.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	162.1	3,310.3	3,367.0
CASH GENERATED OR USED IN THE OPERATION:	(116.4)	(2,376.9)	(875.3)
Decrease (increase) in accounts receivable	(6.8)	(139.3)	(564.8)
Decrease (increase) in inventories	2.7	54.9	(899.0)
Increase (decrease) in accounts payable	(2.8)	(56.9)	1,393.4
Other Items	(109.5)	(2,235.7)	(805.0)

NET CASH FLOW FROM OPERATING ACTIVITIES	45.7	933.4	2,491.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(14.6)	(298.2)	(216.9)
Acquisition of property, plant and equipment	(27.2)	(555.6)	(292.7)
Proceeds from sales of property plant and equipment	0.1	1.8	5.6
Other Items	12.5	255.7	70.2

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	31.1	635.2	2,274.9

Net cash provided by financing activities:	(4.2)	(85.9)	(605.8)
Proceeds from loans	42.5	867.2	2,459.7
Principal payments on loans	(41.3)	(844.2)	(3,415.5)
Other items	(5.3)	(108.8)	350.0
Net increase (decrease) in cash and equivalents	26.9	549.3	1,669.1

Cash and investments at the beginning of year	$942.3	19,242.4	19,164.8
CASH AND INVESTMENTS AT END OF PERIOD	$969.2	19,791.7	20,833.9

DERIVATIVES POSITION REPORT

First Quarter 2021

Thousands of Mexican Pesos, as of March 31, 2021

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2021		4Q-2020		1Q-2021	4Q-2020
Forward Vanilla, KO Fwd and options	Hedge	$ 378,061	$ 20.42		$ 19.95		$-231,713	$-449,417	99% in 2021; 1% 2022	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 264,981	CORN		CORN		$ 12,899	$ 14,342	100% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price

			May-21	$ 5.643
			Jul-21	$ 5.475	Mar-21	$ 4.840
			Sep-21	$ 4.960
			Dec-21	$ 4.775
			Oct-21	$ 399.6

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price

			May-21	$ 423.2	Aug-21	$ 406.9
			Jul-21	$ 424.8	Sep-21	$ 302.6
			Aug-21	$ 419.6	Oct-21	$ 366.4
			Sep-21	$ 410.7	Dec-21	$ 365.3
			Oct-21	$ 399.6
			Dec-21	$ 397.5	Mar-21	$ 429.4
					May-21	$ 423.4
					Jul-21	$ 419.5

Options of Corn	Hedge	$ 545,125	CORN		CORN		$ 33,523	$ 14,055	99% in 2021 and 1% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-21	$ 5.643
			Jul-21	$ 5.475	Mar-21	$ 4.840
			Sep-21	$ 4.960	May-21	$ 4.833
			Dec-21	$ 4.775	Jul-21	$ 4.803
			Mar-22	$ 4.194
Options of soybean meal	Hedge	$ 634,109	SOYBEAN MEAL		SOYBEAN MEAL		$ 36,364	$ 21,970	91% in 2021 and 9% in 2022
			In USD per ton		In USD per ton
			month	price	month	price
			May-21	$ 423.2
			Jul-21	$ 424.8
			Aug-21	$ 419.6
			Sep-21	$ 410.7
			Oct-21	$ 399.6	Jan-21	$ 434.4
			Dec-21	$ 397.5	Mar-21	$ 429.4
			Jan-22	$ 394.2	May-21	$ 423.4
			Mar-22	$ 383.9	Jul-21	$ 419.5

-The total financial instruments do not exceed 5% of total assets as of March 31, 2021.

-The notional value represents the net position as of March 31, 2021 at the exchange rate of Ps.20.42 per one dollar.

-A negative value means an unfavorable effect for the Company.

First Quarter 2021
Thousands of Mexican Pesos, as of March 31, 2021	PROBABLE SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla, KO Fwd and options	-$ 231,713	$19.91	$ 20.93	$ 21.44	Direct	-$394,065	-$ 69,325	$ 119,506
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 12,899	$ 5.360	$ 5.925	$ 6.207	The effect will materialize as the inventory is consumed	-$ 350	$ 26,148	$ 39,397
Futures of Soybean Meal: (2)		$ 402.0	$ 444.4	$ 465.5
Options for Corn	$ 33,523	$ 5.360	$ 5.925	$ 6.207		$ 6,524	$ 60,523	$ 87,522
Options of Soybean Meal	$ 36,364	$ 402.0	$ 444.4	$ 465.5		$ 5,161	$ 66,773	$ 97,182

(1) The reference value is the exchange  rate of Ps. $20.42 per USD as of March 31, 2021.

(2) The reference values are; the future of corn for May 2021, $5.6425 USD/bushel and the future of soybeanmeal for May 2021, $423.20USD/ton.

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

First Quarter 2021
Thousands of Mexican Pesos, as of March 31, 2021	STRESS SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla, KO Fwd and options	-$231,713	$10.21	$15.32	$25.53	$30.63	Direct	-$3,479,097	-$1,855,396	$1,376,441	$3,007,800

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2021 earnings call, on Friday, April 30th, 2021. The earnings call will take place at 11:00 am Central Time (12:00 pm ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

Toll Local Mexico: 52 55 6722 5257

Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UDnqvRcOZDNBup

Confirmation Number: 50123677

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 29,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: Maria Guadalupe Jaquez maria.jaquez@bachoco.net Andrea Guerrero andrea.guerrero@bachoco.net T. +52(461)618 3555